GEOS COMMUNICATIONS, INC.

List of Subsidiaries

Subsidiary	State of Incorporation	Geos Ownership Percentage as of April 7, 2011

Geos Communications (DE), Inc.	Delaware	100%

Geos Communications IP Holdings, Inc.	Delaware	100%

Shoot It!, Inc.	Delaware	100%

SuperCaller Community, Inc.	Delaware	100%

D Mobile, Inc.	Delaware	34.60%